ADC Therapeutics Appoints Mohamed Zaki as Chief Medical Officer

LAUSANNE, Switzerland, January 3, 2023 – ADC Therapeutics SA (NYSE: ADCT) today announced the appointment of industry veteran Mohamed Zaki, MD, PhD, as Chief Medical Officer (CMO), effective January 3, 2023. He will serve on the Company’s executive leadership team. Dr. Zaki succeeds Joseph Camardo, MD, who is stepping down from full-time work to pursue other avenues to engage with the pharmaceutical industry and patient community.

“We are excited to welcome Dr. Zaki to ADC Therapeutics and look forward to his leadership of the development of our deep pipeline of antibody drug conjugates,” said Ameet Mallik, Chief Executive Officer of ADC Therapeutics. “We sincerely thank Dr. Camardo for his tireless commitment to ADC Therapeutics and people living with cancer around the world.”

Dr. Zaki has spent over 20 years in oncology and hematology drug development. Most recently, he served as Vice President & Global Head of Oncology Development at AbbVie. Prior to AbbVie he spent 9 years at Celgene. Previously, Dr. Zaki worked at Sanofi-Aventis and Centocor, Inc., a subsidiary of Johnson & Johnson. He earned his MD and MS at Ain Shams University School of Medicine in Cairo, Egypt and his PhD from the University of Pennsylvania and Ain Shams University School of Medicine in a joint degree program. Dr. Zaki also served on the faculty of both institutions and was a practicing physician earlier in his career.

“ADC Therapeutics is a pioneer and leader in the evolving field of antibody drug conjugates,” said Dr. Zaki. “I look forward to working with the Company’s experienced team of researchers to expand on their innovative science and bring more therapeutic options to those impacted by cancer worldwide.”

About ADC Therapeutics

ADC Therapeutics (NYSE: ADCT) is a commercial-stage biotechnology company helping to improve the lives of those affected by cancer with its next-generation, targeted antibody drug conjugates (ADCs). The Company is advancing its proprietary PBD-based ADC technology to transform the treatment paradigm for patients with hematologic malignancies and solid tumors.

ADC Therapeutics’ CD19-directed ADC ZYNLONTA (loncastuximab tesirine-lpyl) is approved by the FDA for the treatment of relapsed or refractory diffuse large B-cell lymphoma after two or more lines of systemic therapy. ZYNLONTA is also in development in combination with other agents. In addition to ZYNLONTA, ADC Therapeutics has multiple ADCs in ongoing clinical and preclinical development.

ADC Therapeutics is based in Lausanne (Biopôle), Switzerland and has operations in London, the San Francisco Bay Area and New Jersey. For more information, please visit https://adctherapeutics.com/ and follow the Company on Twitter and LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to certain risks and uncertainties that can cause actual results to differ materially from those described. Factors that may cause such differences include, but are not limited to: the Company’s ability to continue to commercialize ZYNLONTA® in the United States and future revenue from the same; Swedish Orphan Biovitrum AB (Sobi®) ability to successfully commercialize ZYNLONTA® in the European Economic Area and market acceptance, adequate reimbursement coverage, and future revenue from the same; our strategic partners’, including Mitsubishi Tanabe Pharma Corporation and Overland Pharmaceuticals, ability to obtain regulatory approval for ZYNLONTA® in foreign jurisdictions, and the timing and amount of future revenue and payments to us from such partnerships; the Company’s ability to market its products in compliance with applicable laws and regulations; the timing and results of the Company’s or its partners’ research projects or clinical trials including LOTIS 2, 5 and 9, ADCT 901, 601 and 212, the timing and outcome of regulatory submissions and actions by the FDA or other regulatory agencies with respect to the Company’s products or product candidates; projected revenue and expenses, the Company’s indebtedness including Healthcare Royalty Management and Oak Tree facilities and the restrictions imposed on the Company’s activities by such indebtedness, the ability to repay such indebtedness and the significant cash required to service such indebtedness; the Company’s ability to obtain financial and other resources for its research, development, clinical, and commercial activities and other statements regarding matters that are not historical facts, and involve predictions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance, achievements or prospects to be materially different from any future results, performance, achievements or prospects expressed in or implied by such forward-looking statements. In some cases you can identify forward-looking statements by terminology such as ''may'', ''will'', ''should'', ''would'', ''expect'', ''intend'', ''plan'', ''anticipate'', ''believe'', ''estimate'', ''predict'', ''potential'', ''seem'', ''seek'', ''future'', ''continue'', or ''appear'' or the negative of these terms or similar expressions, although not all forward-looking statements contain these identifying words. Additional information concerning these and other factors that may cause actual results to differ materially from those anticipated in the forward-looking statements is contained in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in the Company's other periodic reports and filings with the Securities and Exchange Commission. The Company cautions investors not to place undue reliance on the forward-looking statements contained in this press release. All forward-looking statements are based on information currently available to the Company on the date hereof, and the Company undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances after the date of this press release, except as required by law.

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Eugenia Litz

ADC Therapeutics

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ADC Therapeutics

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ADC Therapeutics
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